                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          2002 Target Term Trust, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    902106103
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

      (Name, Address, and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 5, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [x]

                                (page 1 of pages)

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                                  SCHEDULE 13D

CUSIP No. 902106103                                    Page  2  of  6  Pages
          ---------------                                   ---    ---
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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.  d/b/a Karpus Investment Management
     ID# 16-1290558

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2.   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) /X/

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3.   SEC Use Only

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4.   Source of Funds*

     AF
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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         / /

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6.   Citizenship or Place of Organization

     New York
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                         7.   Sole Voting Power

   Number of                  428,325 Shares
     Shares        -------------------------------------------------------------
  Beneficially           8.   Shared Voting Power
   Owned by
     Each
   Reporting       -------------------------------------------------------------
    Person               9.   Sole Dispositive Power
     With
                              428,325 Shares
                   -------------------------------------------------------------
                       10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

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12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                               / /


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13.  Percent of Class Represented by Amount in Row (11)

     5.50%
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14.  Type of Reporting Person*

     IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1         Security and Issuer
               -------------------
               Common Stock
               2002 Target Term Trust, Inc. ("TTR")
               1285 Avenue of the Americas
               New York, New York   10019
ITEM 2         Identity and Background
               -----------------------
               a) Karpus Management, Inc. d/b/a/ Karpus Investment Management ("KIM")
                   George W. Karpus, President, Director, and controlling stockholder
                   JoAnn VanDegriff, Vice President and Director, Sophie
                   Karpus, Director
               b)  14 Tobey Village Office Park,  Pittsford, New York  14534
               c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).
               d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
               e) During the last five years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               f) Each of the Principals is a United States citizen. KIM is a New York State corporation.
ITEM 3         Source and Amount of Funds or Other Considerations
               --------------------------------------------------
               KIM, an independent investment advisor, has accumulated shares of TTR on behalf of Accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of all the Shares purchased is $5,537,772.52.
ITEM 4         Purpose of Transaction
               ----------------------
               KIM has purchased shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed-end fund sector, the profile of TTR (being a conservative investment grade fund) fit the investment guidelines for various Accounts.
ITEM 5         Interest in Securities of the Issuer
               ------------------------------------
               a) As of the date of this Report, KIM owns 428,325 shares which represents 5.50% of the outstanding Shares. George W. Karpus owns 1,500 shares purchased on December 13, 1996 at a price of $13.625 per share. None of the other Principals or KIM presently own Shares.
               b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
               c) Open market purchases and sales since November 9, 1994 for the Accounts.

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  Purchase/              Price per            Purchase/             Price Per
  Sale Date     Shares   Share                Sale Date    Shares   Share

    11/9/94      3,500    $10.375              6/29/95     19,600         12
   11/16/94     -1,300      10.75              7/17/95     18,500         12
   11/17/94     -1,700      10.75              7/17/95     -1,500     11.875
   11/18/94       -500      10.75              7/26/95      1,100     11.875
   11/22/94      1,700      10.75               8/1/95      1,000     11.875
   11/23/94        300      10.75              8/10/95      1,500         12
   11/28/94        500     10.875              8/15/95      1,000     11.875
    12/7/94      1,100     11.125              8/16/95      5,000     11.875
    12/8/94      1,900     11.125              8/18/95      2,500     11.875
    12/9/94     11,200         11              9/12/95    -63,800       12.5
   12/12/94      2,400         11               1/3/96    -40,200         13
   12/13/94      1,400         11               1/4/96    -40,200      13.25
   12/20/94        300     10.875               1/8/96    -36,500     13.125
   12/21/94      8,600     10.875               1/9/96    -40,350      13.25
   12/22/94      4,000     10.875              1/29/96    -36,600     13.375
   12/30/94      1,000      10.75              1/31/96       -300       13.5
    2/10/95      2,000         11              2/26/96      2,000       12.5
     3/9/95      2,900      11.25              2/29/96     10,000     12.375
    3/10/95      2,100      11.25              3/12/96      4,000     12.375
    4/27/95        200     11.375              5/10/96     -3,000     12.375
    4/28/97      4,400     11.375              8/13/96      2,000       12.5
     5/2/95      5,300     11.375              8/16/96      2,700       12.5
     5/4/95      1,500     11.375              8/19/97      4,800       12.5
    5/25/95      2,000      11.75              8/20/96      3,900       12.5
     6/5/95      1,300         12              8/21/96      6,000       12.5
     6/6/95     12,800         12              8/23/96        100       12.5
     6/7/95        800         12              8/27/96     -2,000      12.75
     6/9/95      3,800         12              9/24/96        300       12.5
    6/12/95     41,800     11.875              9/26/96      1,200       12.5
    6/13/95     11,000     11.875             10/17/96      1,700       12.5
    6/14/95      2,500     11.875             10/24/96      1,750     12.625
    6/16/95        300      11.75             10/25/96      1,500     12.625
    6/20/95      1,000     11.875              12/4/96      5,100      12.75
    6/20/95      2,300      11.75              12/5/96      6,300      12.75
    6/23/95      2,600         12              12/6/96     55,000      12.75
    6/26/95      7,500         12             12/18/96      1,700      12.75
    6/27/95     12,100         12             12/18/96      4,300      12.75
    6/28/95     13,400         12             12/20/96      2,000      12.75

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     Date       Shares     Price                Date       Shares     Price
   12/23/96      2,300     12.625              4/18/97      1,000     12.625
   12/24/96        200     12.625              4/24/97      7,900     12.625
     1/3/97        950      12.75              5/19/97      5,000      12.75
     1/6/97      1,700      12.75              5/20/97        500     12.625
    1/17/97        750     12.625              5/29/97      1,000     12.625
    1/22/97      4,000     12.625              6/16/97      1,500         13
    1/23/97      2,200     12.625              6/20/97      3,000         13

    1/24/97     10,000     12.625              6/23/97      3,500         13
    1/27/97     15,700     12.625              6/24/97      2,100         13
    1/29/97     10,700     12.625              6/24/97       -500         13
    1/30/97      2,700     12.625              6/25/97      8,600         13
    1/31/97      3,600     12.625              6/26/97      2,400         13
     2/3/97      2,100     12.625              6/27/97      1,900         13
     2/4/97      7,700     12.625              6/30/97      3,400         13
     2/5/97      3,700     12.625               7/1/97      6,600         13
     2/6/97      1,500     12.625               7/2/97      7,350         13
     2/7/97      3,100     12.625               7/8/97     10,200    13.1875
    2/12/97      3,200     12.625               7/9/97      4,700    13.1875
    2/13/97      4,000     12.625              7/10/97      9,600    13.1875
    2/19/97      1,550     12.625              7/11/97      1,900     13.125
    2/20/97        600     12.625              7/15/97      8,800     13.125
    2/21/97     12,800      12.75              7/16/97      2,975     13.125
    2/24/97      4,600     12.625              7/17/97      1,300     13.125
    2/25/97        900     12.625              7/18/97      3,500     13.125
    2/26/97      1,900     12.625              7/21/97      4,800     13.125
    2/27/97      3,200      12.75              7/22/97      6,000     13.125
    2/28/97      1,500     12.625              7/23/97      2,900     13.125
     3/3/97      1,000     12.625              7/24/97        500    13.1875
     3/4/97     10,050     12.625              7/25/97      7,900     13.125
    3/10/97      1,000      12.75              7/30/97      3,000      13.25
    3/21/97      2,200     12.625              7/31/97        500      13.25
    3/24/97      2,300     12.625               8/1/97      9,500      13.25
    3/31/97        750     12.625               8/5/97     24,250    13.1875
     4/3/97      1,500     12.625               8/6/97        700    13.1875
     4/4/97      7,000     12.625               8/7/97      1,000      13.25
     4/7/97      5,100     12.625              8/11/97      2,300      13.25
    4/15/97      1,000     12.625              8/12/97        100      13.25
    4/16/97      6,700     12.625              8/18/97        300    13.1875
    4/17/97        800     12.625              8/18/97     13,600      13.25

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   Purchase/             Price Per
  Sale Date     Shares   Share
    8/19/97     19,400     13.125
    8/19/97        200    13.1875
    8/20/97      3,300    13.1875
    8/21/97        600     13.125
    8/22/97      3,000    13.0625
    8/25/97      3,000    13.1875
    8/26/97      3,000    13.0625
    8/27/97     14,000    13.0625
    8/28/97      1,000     13.125
    9/16/97      2,000    13.1875
    9/18/97      2,000      13.25
    10/3/97     -1,800       13.5
    10/6/97    -60,700       13.5

               There have been no disposition and no acquisitions, other than by such open market purchases and sales, during such period.


ITEM 6         Contract, Arrangements, Understandings, or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               ------------------------------------
               Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of TTR securities.

ITEM 7         Materials to be Filed as Exhibits
               ---------------------------------
               Not applicable.


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Karpus Management, Inc.

December 8, 1997                            By: /s/ George W. Karpus, President
----------------                               ---------------------------------
      Date                                         Signature

                                               George W. Karpus, President
                                               ---------------------------
                                                   Name/Title